MANAGEMENT’S DISCUSSION AND ANALYSIS

Management’s discussion and analysis for the three month period ended March 31, 2007 of Precision Drilling Trust (the "Trust" or "Precision") prepared as at April 24, 2007 focuses on certain key statistics from the unaudited consolidated financial statements and pertains to known risks and uncertainties relating to the oilfield services sector. This discussion should not be considered all inclusive as it excludes changes that may occur in general economic, political and environmental conditions. This discussion should be read in conjunction with the material contained in Precision’s 2006 annual report on pages 30 through 66, the unaudited March 31, 2007 consolidated financial statements and related notes and the cautionary statement regarding forward-looking information and statements on page 12 of this report.

FINANCIAL HIGHLIGHTS

	Three months ended March 31,
(Stated in thousands of Canadian dollars, except per unit amounts)	2007	2006	% Change
Revenue	$410,542	$536,408	(23)
Operating earnings(1)	178,179	245,909	(28)
Net earnings	158,067	224,183	(29)
Cash provided by operations	156,298	40,940	282
Net capital spending	54,574	40,867	34
Distributions declared	71,682	101,623	(29)
Per unit information:
Net earnings	1.26	1.79	(30)
Distributions declared	$0.57	$0.81	(30)

(1) Non-GAAP measure. See page 11.

FINANCIAL POSITION AND RATIOS
(Stated in thousands of Canadian dollars, except ratios)	March 31, 2007	December 31, 2006	March 31, 2006

Working capital	$243,481	$166,484	$387,696
Working capital ratio	2.5	1.8	2.8
Long-term debt	$147,690	$140,880	$224,602
Total assets	$1,825,998	$1,761,186	$1,832,084
Long-term debt to long-term debt plus equity ratio	0.10	0.10	0.16

OVERVIEW

During the first quarter of 2007, demand for Precision’s oilfield services in western Canada was in contrast with the record setting first quarter of 2006 as the persistent downward trend in natural gas prices in 2006 led to lower customer cash flows and reductions in their 2007 capital expenditure budgets. The impact, in combination with higher industry equipment capacity, was a decline in utilization for Precision’s drilling and other oilfield services during what is traditionally the most active quarter in Canada. Licensing for new natural gas wells in the Western Canada Sedimentary Basin was 41% lower during the first quarter than the comparative period of 2006.

These weakening conditions reinforce the merit of Precision’s operational and growth strategies. Precision is focused on the diversification of its earnings base into the major oil and natural gas basins in North America. The ongoing capital expenditure program and the investment in technologies, equipment, operating personnel and systems are designed to provide customers with a level of service and capability that lowers well costs through gains in productivity and efficiency.

Precision’s capital expenditure program for 2007 is an estimated $275 million. The program is comprised of additions to property, plant and equipment for productive capacity maintenance of the existing asset base of $100 million and for previously announced expansionary initiatives of $175 million. These initiatives are primarily for the new drilling rig construction program which is supported by long-term customer arrangements.

Precision’s first quarter of 2007 was highlighted by the following:

Financial

•	Precision maintained its strong financial position with working capital of $243 million, long-term debt of $148 million and a long-term debt to long-term debt plus equity ratio of 10% as at March 31, 2007.

•	Revenue was $411 million, a decrease of $126 million or 23% from the prior year, due to significantly lower activity levels in both of Precision’s operating segments while pricing remained firm.

•	Operating earnings were $178 million, a decrease of $68 million or 28% from the prior year. As a percentage of revenue operating earnings was 43% compared to 46% in the same quarter of 2006, a decline of only three percentage points as customer pricing held during January and February.

•	General and administrative expense for the first quarter was $15 million, a decrease of $8 million from the same period in 2006 due primarily to a decrease in employee incentive compensation accruals.

•	Net earnings were $158 million or $1.26 per diluted unit compared to $224 million or $1.79 per diluted unit in the first quarter of 2006, a decrease of 29%.

Operational

•	Total capital expenditures in the quarter for the purchase of property, plant and equipment were $56 million, an increase of $7 million over the prior year period as Precision continued to build contracted drilling and service rigs for the North American market. Precision spent $38 million on expansionary capital initiatives and $18 million on the productive capacity maintenance of its existing asset base. During the quarter five new drilling rigs were placed into service and an additional nine are under construction for the Canadian market.

•	Precision continued its staged entry into the United States contract drilling market. Since the beginning of 2007, Precision has deployed four drilling rigs from its Canadian fleet and now operates a fleet of five rigs in Texas and Colorado.

•	Construction of five new Super Singleª rigs for the U.S. market is progressing with deployment of the first rig expected in July 2007.

•	Construction of two new service rigs for Canada is expected to be completed during the second quarter of 2007.

Consistent with trends established in the fourth quarter of 2006, there continued to be lower demand for all of Precision’s services in western Canada during the first quarter of 2007. The quarter began with a negative outlook toward the price of natural gas as North American gas storage levels remained above the five-year average. This view and the resulting fiscal reality have impacted Precision’s customers and lowered their plans for natural gas drilling in 2007. Fundamentals for oil drilling have remained relatively constant.

The first quarter activity in 2007 marked the lowest drilling rig operating days in a first quarter for Precision since 1999 and the fewest service rig operating hours since 2002.

Natural gas represents about 75% of all drilling in the Western Canada Sedimentary Basin and activity levels are dictated largely by natural gas prices and resulting customer cash flows. In the third quarter of 2006 the spot price of natural gas decreased sharply amid concerns over high levels of gas in storage before recovering moderately by the end of 2006. The negative sentiment carried into 2007 but a cold February in much of North America led to a significant draw on gas storage and the Henry Hub natural gas spot price at March 30, 2007 was US$7.50 per MMBtu, an increase of 36% over the price on December 29, 2006 and a 7% increase over the price on March 31, 2006.

Henry Hub natural gas spot prices averaged US$7.15 per MMBtu in the first quarter of 2007 compared to US$7.72 per MMBtu in the year ago quarter while West Texas Intermediate crude oil averaged US$58.71 per barrel compared to US$63.32 per barrel in the same period in 2006.

The one-year forward price for North American natural gas continued to trade within a price range of $7.00 to $9.00 on Canadian and U.S. exchanges in the first quarter of 2007, compared to the 2006 range of $8.50 to $10.75.

Many of Precision’s core customers released drilling and service rigs in early March, a reflection of reduced capital spending and scaled down winter drilling programs. As a result, Precision realized its second lowest level of March drilling rig utilization in the last 10 years and the lowest service rig utilization this decade. Weather can play a significant role in the timing of spring break-up and the restriction of heavy equipment movement through the enforcement of road bans. This year, weather conditions in March had a minimal impact as it was producer driven and not weather related events that resulted in the early decline in drilling and service rig activity.

During the first quarter of 2007, 74% of industry well completions in western Canada targeted natural gas while 26% targeted oil, which are in line with the five-year historical average.

Winter customer pricing in the fourth quarter of 2006 was, for the most part, maintained throughout the first quarter. The spot market for drilling rigs was more competitive than in recent years but Precision was able to hold pricing firm in January and February. In March Precision experienced significant downward pressure on pricing as new well licensing for natural gas drilling and oilfield service demand declined sharply. The number of permits issued in the first quarter in Alberta, British Columbia and Saskatchewan fell 41% from the first quarter of 2006 to 3,259.

OUTLOOK

Deteriorating fundamentals over the last 12 months have weakened industry cash flows and fiscal 2007 is expected to be a difficult year when compared to the growth and performance established over the past three years. While the down-cycle trend will be particularly acute during 2007’s spring break-up period, recent strengthening in spot natural gas prices is encouraging. If this trend persists, Precision expects a rebound in demand, on a seasonally adjusted basis, as early as winter 2007/08.

The first quarter of 2007 appears to have set the stage for lower year over year activity levels during the next two quarters. Cold weather in late March and heavy snowfalls in northern areas are expected to delay the spring thaw and lengthen road ban periods. As a result, in combination with significantly lower customer demand, activity in the second quarter has quickly curtailed.

The second quarter of 2007 is expected to highlight the cyclical nature of the Canadian oilfield service business as commodity price economics and industry activity are compounded by seasonal weather trends. Precision often experiences a wide fluctuation in financial performance from quarter to quarter and year over year for its Canadian operations. Seasonally, the first quarter is usually the most active and profitable as winter ground conditions typically allow complete access to well locations. In the second quarter, spring weather softens the ground and can slow oilfield service activity in western Canada dramatically. Subject to dry weather and demand, activity resumes and gains momentum during the latter half of the year.

The reduced level of drilling rig demand in March has already resulted in pricing pressures. It is expected that rates will become even more competitive after road bans are lifted. Precision expects its average contract drilling day rate to drop in the second quarter, while hourly rates for service rigs should fare better due to oil well activities and scheduled well workover programs to maintain production.

The supply and demand fundamentals for North American natural gas are beginning to show cause for industry optimism. Natural gas storage levels in North America are approximately 10% lower than the prior year and commodity prices have shown recent strengthening. There are indications the lower drilling levels in Canada since last June are beginning to affect Canadian gas supply as field receipts are reportedly lower than the prior year. Depletion rates for new and existing wells in combination with the recent moderation of drilling levels in the United States are expected to lower natural gas supply growth and, in due course, rejuvenate natural gas prices and land drilling activity in Canada.

SEGMENTED FINANCIAL RESULTS

Precision’s operations are reported in two segments. The Contract Drilling Services segment includes the contract drilling rig, camp and catering, oilfield supply, and manufacturing divisions. The Completion and Production Services segment includes the service rig, snubbing, wastewater treatment and rental divisions.

	Three months ended March 31,
(Stated in thousands of Canadian dollars, except where indicated)	2007	2006	% Change

Revenue:
Contract Drilling Services	$280,895	$384,162	(26.9)
Completion and Production Services	133,206	156,638	(15.0)
Inter-segment eliminations	(3,559)	(4,392)	19.0
	$410,542	$536,408	(23.5)

Operating earnings:(1)
Contract Drilling Services	$132,735	$193,683	(31.5)
Completion and Production Services	51,815	63,787	(18.8)
Corporate and other	(6,371)	(11,561)	44.9
	$178,179	$245,909	(27.5)

(1) Non-GAAP measure. See page 11.

	Three months ended March 31,
(Stated in thousands of Canadian dollars, except where indicated)	2007	% of Revenue	2006	% of Revenue
Revenue	$280,895		$384,162
Expenses:
Operating	129,488	46.1	168,415	43.9
General and administrative	6,157	2.2	8,570	2.2
Depreciation	12,610	4.4	13,526	3.5
Foreign exchange	(95)	–	(32)	–
Operating earnings(1)	$132,735	47.3	$193,683	50.4

	2007		2006	% Change
Drilling revenue per operating day ($/day)(2)	$20,894		$20,886	–

	2007		2006
	Precision	Industry(3)	Precision	Industry(3)
Drilling statistics:(2)
Number of drilling rigs (end of period)	244	865	233	779
Drilling rig operating days (spud to release)	11,785	45,406	16,694	55,974
Drilling rig operating day utilization	54%	59%	80%	81%
Number of wells drilled	1,728	5,961	2,302	7,429
Average days per well	6.8	7.6	7.3	7.5
Number of metres drilled (000s)	2,141	7,385	2,815	8,897
Average metres per well	1,239	1,239	1,223	1,198
Average metres per day	182	163	169	159

(1) Non-GAAP measure. See page 11.
(2) Canadian operations only.
(3) Per the Canadian Association of Oilwell Drilling Contractors (“CAODC”) and Precision – excludes non-CAODC rigs and non-reporting CAODC members.

Revenue for the quarter in the Contract Drilling Services segment decreased by 27% to $281 million while operating earnings decreased by 31% to $133 million compared to the same period in 2006. The reduction was the result of lower rig demand and decreased equipment utilization. Despite the decrease in activity Precision continued to benefit from strong pricing carried forward from 2006, for most of the quarter, and realized revenue per Canadian operating day of $20,894, in line with the 2006 first quarter.

Drilling rig operating days in Canada during the first quarter of 2007 were 11,785 compared with the record 16,694 in 2006, a decrease of 4,909 days or 29%. The decline in the quarter was in line with industry trends. Drilling activity in western Canada experienced a late start following the Christmas holiday period as a significant number of rigs were not active until the second week in January. Although it was the peak drilling season, in contrast to the past three years, scaled down customer winter programs were easily scheduled within the first quarter. The majority of Precision’s core customers had winter programs that were two months in duration which led to a premature end to the winter drilling season. The camp and catering division experienced an activity decrease of 38% over the prior year.

Operating expenses as a function of revenue increased two percentage points from the first quarter in the prior year to 46% of revenue. On a per operating day basis, costs increased by 6% due to higher crew wages and costs for scheduled equipment maintenance. Lower equipment utilization increased the per operating day cost associated with fixed operating cost components.

SEGMENT REVIEW OF COMPLETION AND PRODUCTION SERVICES

	Three months ended March 31,
(Stated in thousands of Canadian dollars, except where indicated)	2007	% of Revenue	2006	% of Revenue

Revenue	$133,206		$156,638
Expenses:
Operating	68,227	51.2	78,630	50.2
General and administrative	3,185	2.4	3,915	2.5
Depreciation	9,983	7.5	10,286	6.6
Foreign exchange	(4)	–	20	–
Operating earnings(1)	$51,815	38.9	$63,787	40.7

		2007	2006	% Change
Number of service rigs (end of period)		237	237	–
Service rig operating hours		132,411	165,591	(20.0)
Service rig operating hour utilization		62%	78%
Service revenue per operating hour ($/hour)		$807	$732	10.2

(1) Non-GAAP measure. See page 11.

Revenue in the Completion and Production Services segment decreased by 15% to $133 million while operating earnings declined by 19% to $52 million in the first quarter of 2007 compared to the same period in 2006. The decrease in revenue is attributable to the decline in industry drilling and workover activity and resulted in lower revenue in all divisions within the segment. Revenue for the service rig division represented 80% of the segment’s revenue. Compared to the prior year first quarter, revenue was down 12% in the service rig division, 43% in snubbing and 23% in the rentals division. Generally, pricing held and prior year rate increases were fully applied during the quarter.

Demand for the Completion and Production Services segment declined 20% from last year’s record pace, with the service rig fleet generating 132,411 operating hours for 62% utilization in the first quarter. The reduction was a result of lower service rig demand, as customers lowered well completion work in line with drilling activity and moderated spending on production maintenance of existing wells. New well completions accounted for 39% of service rig operating hours in the first quarter compared to 45% in 2006.

Operating expenses as a percentage of revenue increased from 50% in the first quarter of 2006 to 51% in 2007. Leveraged by strong pricing, operating expenses were only slightly higher as a percentage of revenue. On a per operating hour basis, costs for the service rig division increased by 10% due to higher crew wages, equipment maintenance and other direct operating costs.

SEGMENT REVIEW OF CORPORATE AND OTHER

Corporate and other expenses decreased by 45% to $6 million in the first quarter of 2007 compared to $12 million in the same period of 2006. The decrease was primarily due to a $2 million expense recovery of amounts previously accrued for the employee long-term incentive plan combined with lower annual incentive compensation plan expenses compared to 2006. A portion of the award payable under the long-term incentive plan depends on the growth in cash distributions over a three-year period and the amount distributed in the first quarter of 2007 was below the target distribution rate resulting in a partial recovery of amounts previously accrued.

OTHER ITEMS

Net interest expense of $2 million for the first quarter of 2007 was in line with the prior year.

The Trust’s effective tax rate on first quarter net earnings before income taxes was 10% in 2007. Compared to a corporate tax rate the low effective tax rate is primarily the result of the income trust structure shifting all or a portion of the income tax burden of the Trust to its unitholders.

LIQUIDITY AND CAPITAL RESOURCES

The Trust’s liquidity and solvency position remained strong as working capital exceeded long-term debt by $96 million as at March 31, 2007 compared to an excess of $26 million as at December 31, 2006. During the first quarter of 2007 the Trust generated cash from operations of $156 million, received proceeds from long-term debt of $7 million and used cash to repay bank indebtedness of $12 million, purchase property, plant and equipment net of disposal proceeds and related non-cash working capital of $64 million and make cash distributions to unitholders of $87 million.

The first quarter of 2007 was further highlighted by the following financial developments:

•	The Trust declared monthly distributions to unitholders of $0.19 for aggregate declared distributions of $72 million or $0.57 per diluted unit.

•	Long-term debt increased by $7 million during the quarter to $148 million for a long-term debt to long-term debt plus equity ratio of 10%.

•	Working capital increased by $77 million during the quarter to $243 million as Precision realized higher activity and corresponding revenue in the current quarter compared to the fourth quarter of 2006.

DISTRIBUTIONS

Upon Precision’s conversion to an income trust effective November 7, 2005, the Trust adopted a policy of making monthly distributions to holders of Trust units and holders of exchangeable LP units (together "Unitholders"). Precision has a legal entity structure whereby the trust entity, Precision Drilling Trust, effectively must flow its taxable income to unitholders pursuant to its Declaration of Trust. Distributions may be declared in cash or in-kind, reduced, increased or suspended entirely depending on the operations of Precision and the performance of its assets, or legislative changes in tax laws by governments in Canada. The actual cash flow available for distribution to Unitholders is a function of numerous factors, including the Trust’s: financial performance; debt covenants and obligations; working capital requirements; productive capacity maintenance expenditures and expansion capital expenditure requirements for the purchase of property, plant and equipment; and number of units outstanding.

On October 31, 2006, the Government of Canada announced a Tax Fairness Plan containing its intentions to bring about new tax measures including "a Distribution Tax on distributions from publicly traded income trusts and limited partnerships." The government is proposing a four-year transition period for existing income trusts and limited partnerships whereby the new measures will not apply until their 2011 taxation year. Under the proposals, "flow-through entities" will be taxed more like corporations and their investors will be treated more like shareholders. The proposed new tax measures will impair the flow-through nature of Precision Drilling Trust’s current tax structure. If enacted into law, these tax measures would result in a distribution tax to the Trust which will reduce the cash distributed to unitholders by the amount of distribution tax paid.

Key factors for consideration in determining actual cash flow available for distribution, in an historical context, are disclosed within the consolidated statements of cash flow. A quarterly two-year reconciliation of distributable cash from continuing operations follows:
(Stated in thousands of Canadian dollars, except per diluted unit/share amounts)	2006			2007
Quarters ended	June 30	September 30	December 31	March 31
Cash provided by continuing operations	$339,619	$74,952	$154,233	$156,298
Less:
Purchase of property, plant and equipment for productive capacity maintenance	(25,049)	(24,503)	(26,122)	(17,583)
Unfunded long-term incentive plan compensation	(4,442)	(5,262)	(10,192)	2,461
Add:
Proceeds on sale of property, plant and equipment	13,180	4,251	3,742	1,128
Distributable cash from continuing operations(1) (A)	$323,308	$49,438	$121,661	$142,304
Cash distributions declared (B)	$111,681	$116,785	$116,912	$71,682

Payout ratio (B)/(A)	35%	236%	96%	50%
Per diluted unit information:
Cash distributions declared	$0.89	$0.93	$0.93	$0.57
Distributable cash from continuing operations(1)	$2.58	$0.39	$0.97	$1.13

	2005			2006
Quarters ended	June 30	September 30	December 31	March 31
Cash provided by (used in) continuing operations	$116,719	46,978	($53,587)	$40,940
Less:
Purchase of property, plant and equipment for productive capacity maintenance	(21,799)	(21,482)	(26,931)	(16,449)
Unfunded long-term incentive plan compensation	–	–	–	(2,803)
Add:
Proceeds on sale of property, plant and equipment	3,507	1,831	6,897	8,164
Distributable cash from continuing operations(1) (A)	$98,427	27,327	($73,621)	$29,852
Cash distributions declared (B)				$101,623

Payout ratio (B)/(A)				340%
Per diluted unit/share information:
Cash distributions declared	$–	$–	$0.56	$0.81
Distributable cash from continuing operations(1)	$0.79	$0.22	($0.59)	$0.24

(1) Non-GAAP measure. See page 11.

The quarterly distributable cash calculation over the past two years serves to demonstrate the wide variances from quarter to quarter and highlights the need to consider seasonal and economic conditions for cumulative quarters to assess performance and the reasonability of distribution payout ratios. Over the past 15 months, quarterly payout ratios ranged from a low of 35% to a high of 340%. Management believes that payout calculations for any quarters before 2006 would not be meaningful given the Trust’s November 2005 conversion from a corporation to an income trust.

For the quarter ended March 31, 2007 cash provided by operations was $156 million, an increase of $115 million over the 2006 first quarter. The increase was attributable to the change in non-cash working capital balances of $171 million. The funding requirement for first quarter working capital this year was less due to the early winter shutdown and the corresponding reduction in trade accounts receivable as at March 31, 2007 as compared to March 31, 2006 and the payment of 2005 income taxes in the first quarter of 2006. For the quarter, property plant and equipment additions of $18 million to sustain the productive capacity of Precision’s equipment and infrastructure were very similar to 2006 first quarter levels.

For the 15-month period ended March 31, 2007 Precision generated distributable cash from operations of $667 million and declared cash distributions of $519 million for a payout ratio of 78%. Excess distributable cash of $148 million was used to partially fund growth initiatives to purchase equipment and expand Precision’s underlying asset base. During this period, Precision invested $209 million toward expansionary capital expenditures, $171 million in 2006 and $38 million in the first quarter of 2007.

The Canadian drilling industry is subject to seasonality with activity and earnings peaking during the winter months in the fourth and first quarters. As temperatures rise in the spring, the ground thaws and becomes unstable. Government road bans can restrict activity at any time but are typical for spring break-up during the second quarter before equipment is able to move for summer drilling programs.

As a result, in combination with economic cycles, Precision’s operating and financial results can vary significantly by quarter. Working capital is typically at its highest level following the first quarter when accounts receivable increases from winter activity and tends to be at its lowest during the second quarter. The change in the non-cash working capital balance has a direct impact on cash provided by operations.

QUARTERLY FINANCIAL SUMMARY

(Stated in thousands of Canadian dollars, except per diluted unit/share amounts)	2006			2007
Quarters ended	June 30	September 30	December 31	March 31
Revenue	$223,569	$349,558	$328,049	$410,542
Operating earnings(1)	74,543	142,431	132,396	178,179
Earnings from continuing operations	88,303	133,552	126,474	158,067
Per diluted unit	0.70	1.06	1.01	1.26
Net earnings	88,303	139,667	127,436	158,067
Per diluted unit	0.70	1.11	1.01	1.26
Cash provided by continuing operations	339,619	74,952	154,233	156,298
Distributions declared	$111,681	$116,785	$141,435	$71,682

	2005			2006
Quarters ended	June 30	September 30	December 31	March 31
Revenue	$157,895	$300,016	$427,861	$536,408
Operating earnings(1)	24,505	111,956	175,897	245,909
Earnings from continuing operations	9,308	2,382	120,877	224,183
Per diluted unit/share	0.07	0.02	0.96	1.79
Net earnings	25,851	1,382,648	83,546	224,183
Per diluted unit/share	0.21	11.00	0.66	1.79
Cash provided by (used in) continuing operations	116,719	46,978	(53,847)	40,940
Distributions declared	$–	$–	$70,510	$101,623

(1) Non-GAAP measure. See page 11.

NON-GAAP MEASURES AND RECONCILIATIONS

Precision uses both GAAP and non-GAAP measures to assess performance and believes the non-GAAP measures provide useful supplemental information to investors. Following are the non-GAAP measures Precision uses in assessing performance:

•	Operating earnings: Management believes that in addition to net earnings, operating earnings is a useful supplemental measure as it provides an indication of the results generated by Precision’s principal business activities prior to consideration of how those activities are financed or how the results are taxed.

•	Distributable cash from continuing operations and distributable cash from continuing operations per diluted unit/share: Management believes that in addition to cash provided by (used in) continuing operations, distributable cash from continuing operations is a useful supplemental measure. It provides an indication of the funds available for distribution to unitholders after consideration of the impacts of capital expenditures to maintain the existing productive capacity of Precision’s assets and long-term unfunded contractual operational obligations.

Precision’s method of calculating these non-GAAP measures may differ from other entities and, accordingly, may not be comparable to measures used by other entities. Investors should be cautioned, however, that these measures should not be construed as an alternative to measures determined in accordance with GAAP as an indicator of Precision’s performance.

ACCOUNTING POLICIES

During the quarter the Trust adopted new accounting standards issued by the Canadian Institute of Chartered Accountants for the recognition and measurement of financial instruments, the disclosure and presentation of financial instruments, hedge accounting, and disclosure of comprehensive income.

•	Section 3855, "Financial Instruments - Recognition and Measurement" and Section 3861 "Financial Instruments - Disclosure and Presentation", provide guidance on when a financial instrument must be recognized on the balance sheet and how it must be measured, disclosed and presented. These sections also provide guidance on the presentation of gains and losses on financial instruments subsequent to the initial recognition.

•	Section 3865, "Hedges", provides guidance on the application of hedge accounting and related disclosures.

•	Section 1530, "Comprehensive Income", requires an entity to recognize certain gains and losses in a separate statement, until such gains and losses are recognized in the statement of income.

•	Section 3251, "Equity", establishes standards for the presentation of equity and changes in equity.

The adoption of these standards did not have a material impact on these consolidated financial statements.

EVALUATION OF DISCLOSURE CONTROLS AND PROCEDURES

Disclosure controls and procedures are designed to provide reasonable assurance that information required to be disclosed in reports filed with, or submitted to, securities regulatory authorities is recorded, processed, summarized and reported within the time periods specified under Canadian and United States securities laws. The information is accumulated and communicated to management, including the principal executive officer and principal financial and accounting officer, to allow timely decisions regarding required disclosure.

As of March 31, 2007, an evaluation was carried out, under the supervision of and with the participation of management, including the principal executive officer and principal financial and accounting officer, of the effectiveness of Precision’s disclosure controls and procedures as defined under the rules adopted by the Canadian securities regulatory authorities and by the United States Securities and Exchange Commission. Based on that evaluation, the principal executive officer and principal financial and accounting officer concluded that the design and operation of Precision’s disclosure controls and procedures were effective as at March 31, 2007.

During the quarter ended March 31, 2007, there have been no changes in internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, Precision’s internal control over financial reporting.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING INFORMATION AND STATEMENTS

Certain statements contained in this interim report, including statements related to Precision’s estimated capital expenditures, future natural gas prices, pricing competition in the Canadian drilling industry, future natural gas supply growth, drilling activity in Canada and the United States, expansion in the United States, projected growth of the Completion and Production Services and the Contract Drilling Services segments and statements that contain words such as "could", "should", "can" ,"anticipate", "expect", "believe", "will", "may" and similar expressions and statements relating to matters that are not historical facts constitute "forward-looking information" within the meaning of applicable Canadian securities legislation and "forward-looking statements" within the meaning of the "safe harbor" provisions of the United States Private Securities Litigation Reform Act of 1995. These statements include, but are not limited to, statements as to seasonal and weather conditions affecting the Canadian oil and natural gas industry and the demand for Precision’s services.

These statements are based on certain assumptions and analysis made by the Trust in light of its experience and its perception of historical trends, current conditions and expected future developments as well as other factors it believes are appropriate in the circumstances. However, whether actual results, performance or achievements will conform to the Trust’s expectations and predictions is subject to a number of known and unknown risks and uncertainties which could cause actual results to differ materially from the Trust’s expectations. Such risks and uncertainties include, but are not limited to: fluctuations in the price and demand for oil and natural gas; fluctuations in the level of oil and natural gas exploration and development activities; fluctuations in the demand for well servicing, contract drilling and ancillary oilfield services; the effects of weather conditions on operations and facilities; the existence of competitive operating risks inherent in well servicing, contract drilling and ancillary oilfield services; general economic, market or business conditions; changes in laws or regulations, including taxation, environmental and currency regulations; the lack of availability of qualified personnel or management; and other unforeseen conditions which could impact on the use of services supplied by Precision.

Consequently, all of the forward-looking information and statements made in this report are qualified by these cautionary statements and there can be no assurance that the actual results or developments anticipated by the Trust will be realized or, even if substantially realized, that they will have the expected consequences to or effects on the Trust or its business or operations. Except as may be required by law, the Trust assumes no obligation to update publicly any such forward-looking information and statements, whether as a result of new information, future events or otherwise.

Precision Drilling Trust
UNITHOLDER INFORMATION

STOCK EXCHANGE LISTINGS
Units of Precision Drilling Trust are listed on the Toronto Stock Exchange under the trading symbol PD.UN and on the New York Stock Exchange under the trading symbol PDS.

Q1 2007 TRADING PROFILE
Toronto (TSX: PD.UN)
High: $28.30
Low: $24.60
Close: $26.37
Volume Traded: 30,253,335

New York (NYSE: PDS)
High: US$24.12
Low: US$21.06
Close: US$22.85
Volume Traded: 52,993,946

TRANSFER AGENT AND REGISTRAR
Computershare Trust Company of Canada
Calgary, Alberta

TRANSFER POINT
Computershare Trust Company NA
Denver, Colorado

ACCOUNT QUESTIONS
Precision’s Transfer Agent can help you with a variety of unitholder related services, including:

• Change of address
• Lost unit certificates
• Transfer of units to another person
• Estate settlement

You can contact Precision’s Transfer Agent at:

Computershare Trust Company of Canada
100 University Avenue
9th Floor, North Tower
Toronto, Ontario M5J 2Y1
Canada

Telephone: 1-800-564-6253 (toll free in Canada and the United States)
1-514-982-7555 (international direct dialing)

Email: service@computershare.com

ONLINE INFORMATION

To receive news releases by email, or to view this interim report online, please visit the Trust’s website at www.precisiondrilling.com and refer to the Investor Relations section. Additional information relating to the Trust, including the Annual Information Form, Annual Report and Management Information Circular has been filed with SEDAR and is available at www.sedar.com.

ESTIMATED INTERIM RELEASE DATES
2007 Second Quarter - July 26, 2007
2007 Third Quarter - October 25, 2007
2007 Fourth Quarter - February 14, 2008

Precision Drilling Trust
CORPORATE INFORMATION

HEAD OFFICE
Precision Drilling Trust
4200, 150 - 6th Avenue SW
Calgary, Alberta, Canada
T2P 3Y7
Telephone: 403-716-4500
Facsimile: 403-264-0251
Email: info@precisiondrilling.com
www.precisiondrilling.com

TRUSTEES
Robert J.S. Gibson
Patrick M. Murray
H. Garth Wiggins

DIRECTORS
W.C. (Mickey) Dunn
Brian A. Felesky, CM, Q.C.
Robert J.S. Gibson
Allen R. Hagerman
Stephen J.J. Letwin
Patrick M. Murray
Frederick W. Pheasey
Robert L. Phillips
Hank B. Swartout
H. Garth Wiggins

OFFICERS
Hank B. Swartout
Executive Chairman

Gene C. Stahl
President and
Chief Operating Officer

Doug J. Strong
Chief Financial Officer
Darren J. Ruhr
Vice President,
Corporate Services and
Corporate Secretary

LEAD BANK
Royal Bank of Canada
Calgary, Alberta

AUDITORS
KPMG LLP
Calgary, Alberta